UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

814-00149				May 31, 2012
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
WV	WI	WY	Puerto Rico
Other (specify):
3. Exact name of investment company as specified in registration statement:

American Capital, Ltd.
4. Address of principal executive office (number, street, city, state, zip code):

2 Bethesda Metro Center 14thFloor Bethesda, MD 20814

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940
We, as members of management of American Capital, Ltd. (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 31, 2012, and from December 31, 2011 through May 31, 2012.
Based on this evaluation, we assert that the Company was in material compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of May 31, 2012, and from December 31, 2011 through May 31, 2012, with respect to securities reflected in the investment account of the Company.

American Capital, Ltd.

By:	/s/ John R. Erickson
John R. Erickson
Chief Financial Officer

Report of Independent Registered Public Accounting Firm
The Board of Directors of
American Capital, Ltd.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that American Capital, Ltd. (the “Company”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of May 31, 2012. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2012 and with respect to agreement of security purchases and sales, for the period from December 31, 2011 (the date of our last examination), through May 31, 2012:

•
Confirmation of all securities held by institutions (PNC Advisors in Washington, D.C., Wells Fargo Bank, N.A. in Minneapolis, Minnesota, Wells Fargo Corporate Trust Services, LLC in Minneapolis, Minnesota, US Bank in Washington, D.C.), without prior notice to management;

•	Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees or transfer agents;

•	Reconciliation of all such securities to the books and records of the Company and the Custodians; and

•	Agreement of one security purchase and four security sales or maturities since our last report from the books and records of the Company to related agreements and supporting documentation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Company complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of May 31, 2012 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of American Capital, Ltd. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
/s/ Ernst & Young LLP
McLean, Virginia
July 13, 2012